BRAEMAR HOTELS & RESORTS INC.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

February 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael Killoy

Re:                             Braemar Hotels & Resorts Inc.

Registration Statement on Form S-3, as amended

File No. 333-234663

Dear Mr. Killoy:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Braemar Hotels & Resorts Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective as of 4:00 p.m. (EDT) on Wednesday, February 5, 2020 or as soon as practicable thereafter.

Please contact Robert H. Bergdolt of DLA Piper LLP (US), counsel to the Company, at (919) 786-2002 with any questions about this acceleration request.  Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

BRAEMAR HOTELS & RESORTS INC.

By:	/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer

cc:                                Robert H. Bergdolt

DLA Piper LLP (US)